UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

KREIDO BIOFUELS, INC.

(Exact name of registrant as specified in its corporate charter)

Commission File No.: 333-130606

Nevada	20-3240178
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3625 Cove Point Drive Salt Lake City, Utah 84109 (Address of principal executive offices)

(801) 209-0740

(Registrant’s telephone number, including area code)

Approximate Date of Mailing: June 5, 2018

KREIDO BIOFUELS, INC.

3625 Cove Point Drive

Salt Lake City, Utah 84109

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

Schedule 14f-1

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement.  References throughout this Information Statement to “Company,” “Kreido Biofuels, Inc.” “we,” “us,” and “our” include Kreido Biofuels, Inc.

INTRODUCTION

This information statement (this “Information Statement”) is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, in connection with proposed changes in a majority of the membership of our board of directors (the “Board”) as a result of the Share Purchase transaction described below. The date of this Information Statement is June 5, 2018.

This Information Statement was filed with the Securities and Exchange Commission (the “SEC”) on June 5, 2018 and is being mailed to our stockholders of record as of June 5, 2018 (the “Record Date”). The mailing date of this Information Statement will be on or about June 5, 2018. On the fifteenth (15th) day after this Information Statement has been distributed to the stockholders, the director designees named herein will be appointed to the Board (the “Effective Date”). The information contained in this Information Statement regarding the persons designated to become our directors has been furnished to the Company by third parties and we assume no responsibility for its accuracy or completeness.

As of June 5, 2018, the Company’s sole officer and director G. Reed Petersen entered into a Stock Purchase Agreement (the “Agreement”) to be effected on the Effective Date, in respect to the sale of an aggregate of 142,24,167 shares of common stock of the Company (the “Control Shares”) for an aggregate of $420,000 in cash consideration, to certain purchasers (the “Purchasers”) As a result of the Agreement, and the sale of the Control Shares, as of the Effective Date, the Purchasers will hold a controlling interest in the Company, and may unilaterally determine the election of the Board and other substantive matters requiring approval of the Company’s stockholders. Such transaction is referred to herein as the "Share Purchase".

Pursuant to the terms of the Share Purchase: (a) the Buyers acquired seventy-three percent (73%) of the issued and outstanding capital stock of the Company in exchange for $420,000; and (b) the Share Purchase qualifies as a transaction in securities exempt from registration or qualification under the Securities Act of 1933, as amended (the “Securities Act”), and under the applicable securities laws of the state or jurisdiction where the Stockholder resides.

At the closing on the Effective Date of the Share Purchase, there will be a change in our Board and executive officers. The Board resolved to appoint Wai Lim Wong as a member of the Board, to be effective on the Effective Date as well as Mr. Wong was appointed the Company’s Chief Executive Officer, Chief Financial Officer and Secretary. Upon the appointment of the new director, Mr. G. Reed Petersen will tender his resignation as an officer and director of the Company, with such resignation to be effective on the Effective Date.

No action is required by our stockholders in connection with this Information Statement.  However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, requires the mailing to our stockholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).

WE ARE NOT ASKING YOU FOR A PROXY, AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

VOTING SECURITIES

Our authorized capital stock consists of 300,000,000 shares of Common Stock, par value $0.001, of which 195,645,159 shares are issued and outstanding as of June 5, 2018, and 10,000,000 shares of Preferred Stock, par value $0.001, of which 0 shares are issued and outstanding as of June 5, 2018.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND

MANAGEMENT

As of the Record Date, we had a total of 195,645,159 shares of Common Stock issued and outstanding.

The following table sets forth certain information regarding beneficial ownership of our Common Stock as of June 5, 2018 by (i) each person (or group of affiliated persons) who is known by us to own more than five percent of the outstanding shares of our common stock, (ii) each director, executive officer and director nominee, and (iii) all of our directors, executive officers and director nominees as a group.

Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. Unless otherwise noted, the principal address of each of the stockholders, directors and officers listed below is Kreido Biofuels, Inc., 3625 Cove Point Drive, Salt Lake City, Utah 84109.  All share ownership figures include shares of our Common Stock issuable upon securities convertible or exchangeable into shares of our Common Stock within sixty (60) days of June 5, 2018, which are deemed outstanding and beneficially owned by such person for purposes of computing his or her percentage ownership, but not for purposes of computing the percentage ownership of any other person.

Name	Sole Voting and Investment Power	Other Beneficial Ownership	Total	Percent of Class Outstanding
Wai Lim Wong(1)	-	-	-	*
Chu Ju Dou(2)	55,485,542	55,485,542	55,485,542	28.36%
Chao Zhang(3)	21,438,625	21,438,625	21,438,625	10.96%
All directors/director nominees and executive officers as a group (1 person)	-	-	-	*

____________________
*

Indicates less than one percent.

(1)

Chief Executive Officer, Chief Financial Officer and Secretary of the Company.
(2)

Beneficial Shareholder of the Company.
(3)

Beneficial Shareholder of the Company.

CHANGES TO THE BOARD OF DIRECTORS

On the Effective Date, There will be a change in our Board and executive officers. The Board resolved to appoint Wai Lim Wong as a member of the Board to be effective on the Effective Date as well as Mr. Wong was appointed the Company’s Chief Executive Officer, Chief Financial Officer and Secretary. After the appointment of the new director, Mr. G. Reed Petersen will tender his resignation as an officer and director of the Company, with such resignation to be effective on the Effective Date.

Mr. Wong as the sole director appointed to our Board, was not a member of the Board prior to the Share Purchase and did not hold any position with us and had not been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, the appointee has never been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has ever been a party to any judicial or administrative proceeding during the past five years, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The Board is comprised of only one class. The sole director, Mr. Wong, will serve until the next annual meeting of shareholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal.  There are no family relationships among directors and executive officers. Also provided herein are brief descriptions of the business experience of each director and executive officer during the past five years and an indication of directorships held by each director in other companies subject to the reporting requirements under the federal securities laws.

Directors prior to the Share Purchase

Name	Age	Position
G. Reed Petersen	73	Chairman of the Board of Directors and President

G. Reed Petersen, Former Chairman of the Board of Directors and President

G. Reed Petersen, age 73, has been a business owner and investor since 1966. He began his business career by founding and operating an office equipment distributor for 8 years and then owned, and then he operated an engineering supply business for ten years. Mr. Petersen also engaged in commercial real estate development until 2003, developing over 500,000 square feet of office and warehouse space. Since 2003 he has been a private investor. From January 2016 until November 29, 2016, Mr. Peterson was the controlling stockholder and sole executive officer and director of Allied Ventures Holding Corp., which at the time was inactive and deemed to be a public shell company.  In connection with the change of control, Mr. Petersen sold all of his shares to the new control group, and Allied changed its name to Longwen Group Corp..

Director Appointee

Name	Age	Position

Wai Lim Wong	__	Chief Executive Officer, Chief Financial Officer, Secretary and Sole Director

Mr. Wai Lim Wong, Chief Executive Officer, Chief Financial Officer, Secretary and Director

Wai Lim Wong, age 46, has served as the Director and President of ABV Consulting Limited since June 2016.  Mr. Wong served as the Sales & Marketing Manager at Keymax International Development Company Limited, a customer sourcing and management company focused in the money lending industry, since April 2014.  Prior to joining Keymax International Development Company, Mr. Wong was an investor with Wing Fung Marine Products Limited, a seafood cultivation company based in China focused on abalones and prawns, from August 2009 to March 2014.  Mr. Wong has had a broad range of sales and marketing experience for environmental products such as air purifying systems, cleaning products and energy saving products.  From April 2007 to July 2009, he served as a project manager for Tomi Fuji Corporation Limited.  Mr. Wong was a sales manager for Goash Health Products Company (China) from June 1990 to 2004.  Mr. Wong brings to our board his deep and varied sales and marketing and general business experience.

CORPORATE GOVERNANCE

Committees of the Board Of Directors

We are currently quoted on the OTC Bulletin Board (the “OTCBB”) under the symbol “KRBF.OB”.  The OTCBB does not have any requirements for establishing any committees.  For this reason, we have not established any committees.  All functions of an audit committee, nominating committee and compensation committee are and have been performed by our board of directors.

Our Board believes that, considering our size, decisions relating to director nominations can be made on a case-by-case basis by all members of the Board without the formality of a nominating committee or a nominating committee charter. To date, we have not engaged third parties to identify or evaluate or assist in identifying potential nominees, although we reserve the right to do so in the future.

The Board does not have an express policy with regard to the consideration of any director candidates recommended by shareholders since the Board believes that it can adequately evaluate any such nominees on a case-by-case basis; however, the Board will evaluate shareholder-recommended candidates under the same criteria as internally generated candidates. Although the Board does not currently have any formal minimum criteria for nominees, substantial relevant business and industry experience would generally be considered important, as would the ability to attend and prepare for board, committee and shareholder meetings. Any candidate must state in advance his or her willingness and interest in serving on the board of directors.

Following the Effective Date, we intend to appoint such persons and form such committees as are required to meet the corporate governance requirements imposed by the national securities exchanges. Therefore, we intend that a majority of our directors will eventually be independent directors. Additionally, we will adopt charters relative to each such committee. Following the Share Purchase, until further determination by our board of directors, the full board of directors will undertake the duties of the audit committee, compensation committee and nominating committee.

Director Independence

Presently, we are not required to comply with the director independence requirements of any securities exchange.  In determining whether our directors are independent, however, we intend to comply with the rules of the NYSE AMEX (formerly known as the American Stock Exchange).  The board of directors also will consult with counsel to ensure that the board of directors’ determinations is consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors, including those adopted under the Sarbanes-Oxley Act of 2002 with respect to the independence of future audit committee members.  The NYSE AMEX listing standards define an “independent director” generally as a person, other than an officer of a company, who does not have a relationship with the company that would interfere with the director’s exercise of independent judgment.

We do not currently satisfy the “independent director” requirements of the NYSE AMEX, which requires that a majority of a company’s directors be independent.  However, our board of directors is in the process of searching for suitable candidates to appoint as additional members, each of whom will satisfy such independence requirements.

EXECUTIVE OFFICERS

In connection with the Share Purchase, G. Reed Petersen, will resign as President and as a member of the Board of Directors, following the Board of Directors appointment of Mr. Wai Lim Wong to serve as our Chief Executive Officer, Chief Financial Officer Secretary and as a member of the Board of Directors.

A brief description of the previous business experience of Mr. Wai Lim Wong is provided above in the Changes to our Board of Directors section of this Information Statement. A brief description of the business experience of our other executive officers is included below.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, and persons who beneficially own more than 10% of a registered class of our equity securities, to file reports of beneficial ownership and changes in beneficial ownership of our securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities).  Directors, executive officers and beneficial owners of more than 10% of our common stock are required by SEC regulations to furnish us with copies of all Section 16(a) forms that they file.  Except as otherwise set forth herein, based solely on review of the copies of such forms furnished to us, or written representations that no reports were required, we believe that for the fiscal year ended December 31, 2017, all of our executive officers, directors and greater-than-ten percent stockholders complied with Section 16(a) filing requirements applicable to them.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth compensation information concerning all cash and non-cash compensation awarded to, earned or paid to certain of all executive officers and other key employees of the Company who were serving as of the date of this Information Statement for services in all capacities during the last two (2) completed fiscal years ended December 31, 2017 and 2016. The compensation listed below was paid to our officers by the Company.  The following information is calculated in U.S. dollars, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred.

KREIDO BIOFUELS, INC. COMPENSATION SUMMARY

Name and Principal Position	Fiscal Year	Salary ($)	Bonus	Option Awards	All Other Compensation	Total ($)

G. Reed Petersen	2017	$0	0	0	0	0
Former President and Chairman	2016	$0	0	0	0	0

Wai Lim Wong	2017	$0	0	0	0	0
Current CEO, CFO and Director	2016	$0	0	0	0	0

Outstanding Equity Awards at Fiscal Year End

There are no outstanding equity awards at June 5, 2018.

Option Plan

There are no stock options and no common shares set aside for any stock option plan.

Director Compensation

Kreido Biofuels, Inc. has not yet provided any compensation to its directors in the fiscal year ended December 31, 2018. The Company may establish certain compensation plans (e.g. options, cash for attending meetings, etc.) with respect to directors in the future. Prior to the Share Purchase, G. Reed Petersen, the sole director and officer of the Company was not receiving compensation for his services.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Nevada law and the Company’s Bylaws provide that the Company will indemnify, to the fullest extent permitted by applicable law, any person, and the estate and personal representative of any such person, against all liability and expense (including attorneys’ fees and costs of litigation) incurred by reason of the fact that such person is or was a director or officer of the Company or, while servicing as a director or officer of the Company, is or was serving at the request of the Company as a director, officer, partner, trustee, employee, fiduciary, or agent of, or in any similar managerial or fiduciary position of, another domestic or foreign corporation or other entity or of an employee benefit plan.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. Neither applicable securities laws, nor the corporate laws of the State of Nevada require approval of the transactions contemplated by the Share Purchase. No vote or other action is being requested of the Company’s stockholders. This Information Statement is provided for informational purposes only.

STOCKHOLDER COMMUNICATIONS WITH DIRECTORS

Stockholders who want to communicate with our Board or any individual director can write to:

Kreido Biofuels, Inc.

3625 Cove Point Drive

Salt Lake City, Utah 84109

Your letter should indicate that you are a stockholder of the Company.  Depending on the subject matter, management will:

●	Forward the communication to the Director to whom it is addressed;

●	Attempt to handle the inquiry directly; or

●	Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board meeting, a member of management presents a summary of all communications received since the last meeting that were not forwarded and makes those communications available to the Directors on request.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC.  These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws.  You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:  June 5, 2018

Kreido Biofuels, Inc.

By:	/s/ G. Reed Petersen
Name: G. Reed Petersen
Title: Chief Executive Officer